                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the Quarter Ended March 31, 2005

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    FORM 20-F [X]             FORM 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       YES [ ]                    NO [X]

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      FOR THE QUARTER ENDED MARCH 31, 2005

                                      INDEX

PART I FINANCIAL INFORMATION

      Item 1. Financial Statements

              Unaudited Consolidated Financial Statements

                    Consolidated Balance Sheets

                    Consolidated Statements of Income

                    Consolidated Statement of Changes in Shareholders' Equity

                    Consolidated Statements of Cash Flows

                    Notes to Unaudited Consolidated Financial Statements

      Item 2. Operating and Financial Review and Prospects

PART II OTHER INFORMATION

      Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

      Item 2. Reports on Form 6-K

SIGNATURES

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                            AS OF
                                                                                ----------------------------
                                                                                 MARCH 31,     SEPTEMBER 30,
                                                                                   2005            2004
                                                                                -----------    -------------
                                                                                (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                                    $   546,700     $   550,352
   Short-term interest-bearing investments                                          785,634         640,347
   Accounts receivable, net                                                         260,397         254,779
   Deferred income taxes and taxes receivable                                        93,993          62,284
   Prepaid expenses and other current assets                                         76,583          80,229
                                                                                -----------     -----------
         Total current assets                                                     1,763,307       1,587,991

Equipment, vehicles and leasehold improvements, net                                 174,123         181,121
Deferred income taxes                                                               121,983         113,589
Goodwill                                                                            796,983         806,874
Intangible assets, net                                                               40,405          47,512
Other noncurrent assets                                                             138,307         126,797
                                                                                -----------     -----------
         Total assets                                                           $ 3,035,108     $ 2,863,884
                                                                                ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                             $    91,874     $   104,415
   Accrued expenses and other current liabilities                                   115,294         137,664
   Accrued personnel costs                                                          110,070         124,284
   Short-term portion of financing arrangements                                         983           1,604
   Deferred revenue                                                                 251,117         223,122
   Short-term portion of capital lease obligations                                   13,831          19,706
   Deferred income taxes and taxes payable                                          186,274         163,648
                                                                                -----------     -----------
         Total current liabilities                                                  769,443         774,443

Deferred income taxes                                                                45,557          40,530
0.50% Convertible notes                                                             450,000         450,000
Noncurrent liabilities and other                                                    172,935         154,721
                                                                                -----------     -----------
         Total liabilities                                                        1,437,935       1,419,694
                                                                                -----------     -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; (Pound)0.01 par value;
     0 shares issued and outstanding                                                      -               -
   Ordinary Shares - Authorized 550,000 shares; (Pound)0.01 par value;
     225,975 and 224,947 issued and 202,361 and 201,334 outstanding,
     respectively                                                                     3,620           3,601
   Additional paid-in capital                                                     1,849,415       1,837,608
   Treasury stock, at cost - 23,613 Ordinary Shares                                (502,416)       (502,416)
   Accumulated other comprehensive loss                                              (4,591)         (1,919)
   Unearned compensation                                                                (85)           (174)
   Retained earnings                                                                251,230         107,490
                                                                                -----------     -----------
         Total shareholders' equity                                               1,597,173       1,444,190
                                                                                -----------     -----------
         Total liabilities and shareholders' equity                             $ 3,035,108     $ 2,863,884
                                                                                ===========     ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (in thousands, except per share data)

                                              THREE MONTHS ENDED      SIX MONTHS ENDED
                                                   MARCH 31,              MARCH 31,
                                            ---------------------   ---------------------
                                              2005        2004        2005        2004
                                            ---------   ---------   ---------   ---------
Revenue:
  License                                   $  27,344   $  18,107   $  47,710   $  34,728
  Service                                     461,072     424,651     910,238     836,325
                                            ---------   ---------   ---------   ---------
                                              488,416     442,758     957,948     871,053
                                            ---------   ---------   ---------   ---------
Operating expenses:
  Cost of license                                 998       1,227       2,153       2,359
  Cost of service                             310,291     278,258     605,238     550,361
  Research and development                     33,263      30,084      66,174      60,582
  Selling, general and administrative          54,592      53,836     109,552     106,333
  Amortization of purchased intangible
     assets                                     2,079       3,769       5,797       8,865
                                            ---------   ---------   ---------   ---------
                                              401,223     367,174     788,914     728,500
                                            ---------   ---------   ---------   ---------

Operating income                               87,193      75,584     169,034     142,553

Interest income and other, net                  5,680       1,711      10,639       2,778
                                            ---------   ---------   ---------   ---------
Income before income taxes                     92,873      77,295     179,673     145,331
Income taxes                                   18,576      17,005      35,933      31,973
                                            ---------   ---------   ---------   ---------
Net income                                  $  74,297   $  60,290   $ 143,740   $ 113,358
                                            =========   =========   =========   =========

Basic earnings per share                    $    0.37   $    0.29   $    0.71   $    0.53
                                            =========   =========   =========   =========

Diluted earnings per share                  $    0.34   $    0.28   $    0.67   $    0.52
                                            =========   =========   =========   =========

Basic weighted average number of shares
   outstanding                                202,168     209,977     201,933     212,556
                                            =========   =========   =========   =========

Diluted weighted average number of shares
   outstanding (1)                            218,807     219,643     218,127     220,119
                                            =========   =========   =========   =========

(1) Diluted weighted average number of shares outstanding for the three and six months ended March 31, 2004 have been restated, due to the adoption of EITF 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", which requires that prior period earnings per share computations be restated to show the effect on weighted average shares of the conversion of the contingently convertible debt into equity. The restatement had no material impact on diluted earnings per share for the three and six months ended March 31, 2004.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                                 (in thousands)


                                                                             Accumulated
                               Ordinary Shares    Additional                    Other                                     Total
                             ------------------    Paid-in      Treasury    Comprehensive     Unearned     Retained   Shareholders'
                             Shares     Amount     Capital        Stock         Loss        Compensation   Earnings      Equity
                             -------   --------   ----------   ----------   -------------   ------------   --------   -------------
BALANCE AS OF SEPTEMBER
   30, 2004                  201,334   $  3,601   $1,837,608   $ (502,416)   $    (1,919)    $    (174)    $107,490    $ 1,444,190
Comprehensive income:
  Net income                       -          -            -            -              -             -      143,740        143,740
  Unrealized loss on
     foreign currency
     hedging contracts,
     net of $173 tax
     benefit                       -          -            -            -           (851)            -            -           (851)
  Unrealized loss on
     short-term
     interest-bearing
     investments, net of
     $433 tax  benefit             -          -            -            -         (1,821)            -            -         (1,821)
                                                                                                                       -----------
  Comprehensive income                                                                                                     141,068
                                                                                                                       -----------
Employee stock options
   exercised                   1,027         19       10,351            -              -             -            -         10,370
Tax benefit of stock
   options exercised               -          -        1,358            -              -             -            -          1,358
Expense related to vesting
   of stock options                -          -           98            -              -             -            -             98
Amortization of unearned
   compensation                    -          -            -            -              -            89            -             89
                             -------   --------   ----------   ----------    -----------     ---------     --------    -----------
BALANCE AS OF MARCH 31,
   2005                      202,361   $  3,620   $1,849,415   $ (502,416)   $    (4,591)    $     (85)    $251,230    $ 1,597,173
                             =======   ========   ==========   ==========    ===========     =========     ========    ===========

As of March 31, 2005 and September 30, 2004, accumulated other comprehensive loss is comprised of unrealized loss on foreign currency hedging contracts, net of tax, of $(2,083) and $(1,232), respectively, and unrealized loss on short-term interest-bearing investments, net of tax, of $(2,508) and $(687), respectively.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (in thousands)

                                                          SIX MONTHS ENDED MARCH 31,
                                                          --------------------------
                                                              2005           2004
                                                          -----------    -----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                                $   143,740    $   113,358
Reconciliation of net income to net cash provided by
     operating activities:
   Depreciation and amortization                               43,245         49,447
   Gain on sale of equipment                                     (549)           (86)
   Gain on repurchase of 2% convertible notes                       -            (13)
   Deferred income taxes                                       14,289          7,762
   Tax benefit of stock options exercised                       1,358          2,406
   Realized gain from short-term interest-bearing
     investments                                                 (794)          (305)
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                         (5,617)       (46,709)
   Prepaid expenses and other current assets                    4,408            460
   Other noncurrent assets                                    (12,318)       (24,121)
   Accounts payable and accrued expenses                      (45,197)        23,808
   Deferred revenue                                            49,686         51,029
   Income taxes payable                                       (16,241)           817
   Noncurrent liabilities and other                               501          4,086
                                                          -----------    -----------
Net cash provided by operating activities                     176,511        181,939
                                                          -----------    -----------

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
     improvements                                               2,510            470
Payments for purchase of equipment, vehicles, leasehold
     improvements                                             (36,140)       (23,373)
Proceeds from sale of short-term interest-bearing
     investments                                              321,098        587,180
Purchase of short-term interest-bearing investments          (467,846)      (913,216)
Net cash paid for acquisition                                     (18)       (10,386)
                                                          -----------    -----------
Net cash used in investing activities                        (180,396)      (359,325)
                                                          -----------    -----------

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised                 10,370          9,789
Net proceeds from issuance of long-term 0.50%
convertible notes                                                   -        442,075
Repurchase of ordinary shares                                       -       (307,471)
Repurchase of 2% convertible notes                                  -         (4,987)
Principal payments under financing arrangements                  (619)        (1,090)
Principal payments on capital lease obligations                (9,518)       (12,212)
                                                          -----------    -----------
Net cash provided by financing activities                         233        126,104
                                                          -----------    -----------

Net (decrease) increase in cash and cash equivalents           (3,652)       (51,282)
Cash and cash equivalents at beginning of period              550,352        847,600
                                                          -----------    -----------
Cash and cash equivalents at end of period                $   546,700    $   796,318
                                                          ===========    ===========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
   Income taxes, net of refunds                           $    36,558    $    16,190
   Interest                                                     3,090          5,290

      NON-CASH INVESTING AND FINANCING ACTIVITIES

In the six months ended March 31, 2004, the Company issued 561 ordinary shares in connection with the acquisition of XACCT Technologies Ltd.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

1. BASIS OF PRESENTATION

      Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one segment offering products and services that enable its customers to move toward an integrated approach to customer management. The Company designs, develops, markets, supports and operates, and provides Managed Services for, information system solutions primarily to leading communications companies throughout the world.

      The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

      The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

      The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2004, set forth in the Company's Annual Report on Form 20-F filed on December 30, 2004 with the Securities and Exchange Commission.

      Reclassification

      Certain prior year amounts have been reclassified to conform to the current year presentation.

2. SIGNIFICANT ACCOUNTING POLICY

      Accounting for Stock-Based Compensation

      The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations in accounting for its employee stock options. Pursuant to these accounting standards, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options in accordance with the accelerated expense attribution method.

      As presented below, the Company determined pro forma net income and earnings per share information as if the fair value method described in Statements of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of Financial Accounting Standards Board Statement No. 123", had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value,

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

   The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods (all in weighted averages):

                              THREE MONTHS ENDED       SIX MONTHS ENDED
                                   MARCH 31,               MARCH 31,
                             --------------------    --------------------
                               2005        2004        2005        2004
                             --------    --------    --------    --------
Risk-free interest rate          3.66%       2.91%       3.33%       3.02%
Expected life of options         4.30        4.50        4.50        4.50
Expected annual volatility      0.616       0.693       0.636       0.693
Expected dividend yield          None        None        None        None

Fair value per option        $  13.67    $  14.35    $  12.58    $  13.09

   The following table sets forth the pro forma effect of applying SFAS No. 123 on net income and earnings per share for the three and six months ended March 31, 2005 and 2004:

                                          THREE MONTHS ENDED             SIX MONTHS ENDED
                                               MARCH 31,                    MARCH 31,
                                      --------------------------    --------------------------
                                         2005           2004           2005           2004
                                      -----------    -----------    -----------    -----------
Net income, as reported               $    74,297    $    60,290    $   143,740    $   113,358
Add: Stock-based employee
      compensation expense included
      in net income, net of related
      tax effects                              92             20            150             25
Less: Total stock-based employee
      compensation expense
      determined under fair value
      method for all awards, net of
      related tax effects                  (9,723)        (9,246)       (17,263)       (20,094)
                                      -----------    -----------    -----------    -----------
Pro forma net income                  $    64,666    $    51,064    $   126,627    $    93,289
                                      ===========    ===========    ===========    ===========
Basic earnings per share:
    As reported                       $      0.37    $      0.29    $      0.71    $      0.53
                                      ===========    ===========    ===========    ===========
    Pro forma                         $      0.32    $      0.24    $      0.63    $      0.44
                                      ===========    ===========    ===========    ===========
Diluted earnings per share:
    As reported                       $      0.34    $      0.28    $      0.67    $      0.52
                                      ===========    ===========    ===========    ===========
    Pro forma                         $      0.30    $      0.23    $      0.59    $      0.43
                                      ===========    ===========    ===========    ===========

   The pro forma results for the three and six months ended March 31, 2004 have been revised due to the correction of the stock-based compensation amount for such periods made during fiscal 2004. The correction resulted in a decrease in pro forma net income of $757 and $890 in the three and six months ended March 31, 2004, respectively, and a decrease in pro forma diluted earnings per share of $0.01 in the three and six months ended March 31, 2004, respectively.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

3. ADOPTION OF NEW ACCOUNTING STANDARDS

      The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share

      In September 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share" ("Issue 04-8"). Issue 04-8 relates to contingently convertible debt instruments, which are generally convertible into common shares of the issuer after the common stock price has exceeded a predetermined threshold for a specified time period (market price trigger). According to the accounting treatment in effect prior to the first quarter of fiscal 2005, the potential dilutive effect of the conversion feature was excluded from diluted earnings per share until the market price contingency was met. Under Issue 04-8, all instruments that have embedded conversion features that are contingent on market conditions indexed to an issuer's share price are required to be included in diluted earnings per share computations, if dilutive, regardless of whether the market conditions have been met. The effective date of Issue 04-8 is for reporting periods ending after December 15, 2004. The consensus is required to be applied retroactively to instruments outstanding at the date of adoption. Diluted earnings per share of all prior periods presented for comparative purposes have been restated to conform to the consensus guidance.

      The Company adopted Issue 04-8 in the first quarter of fiscal 2005, which required the addition of 10,436 ordinary shares issuable upon conversion of the Company's 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") to the diluted earnings per share calculation. The adoption of Issue 04-8 did not materially affect the Company's previously reported quarterly diluted earnings per share for the three and six months ended March 31, 2004 as the effect of the then outstanding contingently convertible debt instruments was immaterial during those periods.

      New Accounting Standard for Stock-Based Compensation

      On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS No. 123. SFAS 123(R) supersedes APB No. 25, and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

      The Company shall adopt SFAS 123(R) by no later than the beginning of the first fiscal year beginning after June 15, 2005, i.e. the Company's fiscal year ended September 30, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued.

      SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

      1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

      2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

         recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

      As permitted by SFAS No.123, the Company currently accounts for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have a significant impact on the Company's consolidated results of operations, although it will have no impact on its overall consolidated financial position or consolidated cash flows. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 above. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3,094, $262, and $6,808 in fiscal years 2004, 2003 and 2002, respectively.

4. ACCOUNTS RECEIVABLE, NET

      Accounts receivable, net consists of the following:

                                              AS OF
                                   ---------------------------
                                   MARCH 31,     SEPTEMBER 30,
                                      2005           2004
                                   ----------    -------------
Accounts receivable -billed        $  242,270     $  242,254
Accounts receivable -unbilled          27,779         24,696
Less - allowances                      (9,652)       (12,171)
                                   ----------     ----------
Accounts receivable, net           $  260,397     $  254,779
                                   ==========     ==========

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

5. COMPREHENSIVE INCOME

      Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

      The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                                                                      THREE MONTHS ENDED        SIX MONTHS ENDED
                                                                                           MARCH 31,               MARCH 31,
                                                                                    ---------------------   -----------------------
                                                                                      2005        2004         2005         2004
                                                                                    ---------   ---------   ----------   ----------
Net income                                                                          $ 74,297    $ 60,290    $ 143,740    $ 113,358
Other comprehensive (loss) income:
   Unrealized loss on foreign currency hedging contracts, net of tax                  (1,352)     (2,363)        (851)      (5,562)
   Unrealized (loss) gain  on short-term interest-bearing investments, net of tax     (1,137)        925       (1,821)         460
                                                                                    --------    --------    ---------    ---------
Comprehensive income                                                                $ 71,808    $ 58,852    $ 141,068    $ 108,256
                                                                                    ========    ========    =========    =========

6. INCOME TAXES

      The provision for income taxes for the following periods consisted of:

           THREE MONTHS ENDED    SIX MONTHS ENDED
               MARCH 31,             MARCH 31,
           ------------------   -----------------
             2005       2004      2005      2004
           -------    -------   -------   -------
Current    $ 1,754    $ 7,589   $21,644   $24,211
Deferred    16,822      9,416    14,289     7,762
           -------    -------   -------   -------
           $18,576    $17,005   $35,933   $31,973
           =======    =======   =======   =======

      The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                  THREE MONTHS ENDED      SIX MONTHS ENDED
                                      MARCH 31,              MARCH 31,
                                  ------------------      ----------------
                                  2005          2004      2005        2004
                                  ----          ----      ----        ----
Statutory Guernsey tax rate        20%           20%       20%         20%
Guernsey tax-exempt status        (20)          (20)      (20)        (20)
Foreign taxes                      20            22        20          22
                                  ---           ---       ---         ---
Effective income tax rate          20%           22%       20%         22%
                                  ===           ===       ===         ===

      As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes and for fiscal year 2005 is expected to approximate 20%.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

      As of March 31, 2005, deferred tax assets of $12,829, derived from net capital and operating loss carry forwards related to some of the Company's subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. When realization of such tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes.

7. EARNINGS PER SHARE

      The following table sets forth the computation of basic and diluted earnings per share:

                                                                                      THREE MONTHS ENDED    SIX MONTHS ENDED
                                                                                          MARCH 31,             MARCH 31,
                                                                                     -------------------   -------------------
                                                                                       2005       2004       2005       2004
                                                                                     --------   --------   --------   --------
Numerator:
   Numerator for basic earnings per share -  net income available to shareholders    $ 74,297   $ 60,290   $143,740   $113,358
   Effect of assumed conversion of 0.50% convertible notes                                983        320      1,967        320
                                                                                     --------   --------   --------   --------
   Numerator for diluted earnings per share - net income available to shareholders
     and assumed conversions                                                         $ 75,280   $ 60,610   $145,707   $113,678
                                                                                     ========   ========   ========   ========

Denominator:
   Denominator for basic earnings per share -  weighted average number of shares
     outstanding                                                                      202,168    209,977    201,933    212,556
   Effect of assumed conversion of 0.50% convertible notes                             10,436      3,479     10,436      1,740
   Effect of dilutive stock options granted                                             6,203      6,187      5,758      5,823
                                                                                     --------   --------   --------   --------
   Denominator for diluted earnings per share - adjusted weighted average shares
     and assumed conversions                                                          218,807    219,643    218,127    220,119
                                                                                     ========   ========   ========   ========

   Basic earnings per share                                                          $   0.37   $   0.29   $   0.71   $   0.53
                                                                                     ========   ========   ========   ========

   Diluted earnings per share                                                        $   0.34   $   0.28   $   0.67   $   0.52
                                                                                     ========   ========   ========   ========

      The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

      The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May 2001 (the "2% Notes") on diluted earnings per share was anti-dilutive for the three and six months ended March 31, 2005 and 2004, and, therefore, was not included in the above calculation.

      The effect of the 0.50% Notes on diluted earnings per share was included in the above calculation. See Note 3. The adoption of Issue 04-8 did not materially affect the Company's previously reported quarterly diluted earnings per share for the three and six months ended March 31, 2004 as the effect of the then outstanding contingently convertible debt instruments was immaterial during those periods.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

8. REPURCHASE OF SECURITIES

      Ordinary Shares

      On December 20, 2004, the Company announced that its Board of Directors had extended the Company's share repurchase program for the additional repurchase of up to $100,000 of the Company's ordinary shares in the open market or privately negotiated transactions and at times and prices the Company deems appropriate. In accordance with this extension, as of May 13, 2005, the Company had repurchased approximately 3.5 million ordinary shares, at an average price of 28.33 per share.

9. ACQUISITION

      CERTEN INC.

      On July 2, 2003, the Company acquired from Bell Canada ("Bell") its 90% ownership interest in Certen (renamed Amdocs Canada Managed Services, Inc.) for approximately $66,000 in cash. In addition, the Company had related transaction costs of approximately $3,000. In the six months ended March 31, 2005, the Company corrected the allocation of the purchase price and recalculated deferred tax assets related to the fair value of an acquired pension liability and to a change in tax rate estimation at realization. The corrected purchase price allocation resulted in a decrease of $9,893 in goodwill.

      The following is the corrected allocation of the purchase price and deferred tax liability:

Purchase price                                                                $  65,887
   Estimated transaction costs                                                    2,925
                                                                              ---------
   Total purchase price                                                          68,812
   Write-off of deferred revenue and allowance on Amdocs books, net of tax      (33,666)
                                                                              ---------
   Net amount for purchase price allocation                                   $  35,146
                                                                              =========
Allocation of purchase price:
   90% tangible assets acquired, net of capitalized Amdocs system on
     Certen's books                                                           $  80,929
   90% liabilities assumed                                                     (241,460)
                                                                              ---------
   Net liabilities acquired                                                    (160,531)

   Customer arrangement                                                          36,385
   Adjustment to fair value of pension and other post-employment benefit
     liabilities                                                                (12,605)
   EITF 95-3 and other liabilities                                               (2,857)
   Deferred taxes resulting from the difference between the assigned value of certain assets and liabilities and their respective tax
     bases                                                                       83,566
                                                                              ---------
   Net fair value of liabilities acquired                                       (56,042)
   Goodwill                                                                      91,188
                                                                              ---------
                                                                              $  35,146
                                                                              =========

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

10. OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

       In the fiscal years ended September 30, 2002 and 2003, the Company implemented a series of cost reduction programs designed to reduce operating costs and improve productivity. As part of these programs, the Company reduced its workforce, vacated facilities in different centers around the world and implemented other cost reduction measures, including travel cuts and reduction in other discretionary costs.

       The restructuring accrual balance for these cost reduction programs is comprised of the following as of March 31, 2005:

                                    FACILITIES
                                    ----------
Balance as of September 30, 2004     $10,280
Cash payments                           (844)
Adjustments (1)                       (1,675)
                                     -------
Balance as of March 31, 2005 (2)     $ 7,761
                                     =======

(1) Reflects adjustments of $1,675 due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities of $1,675, which was credited to "cost of service" and "selling, general and administrative" expenses in the six months ended March 31, 2005.

(2)   The remainder of the accrual is expected to be paid out through April
      2012.

11. EMPLOYEE BENEFITS

       The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for some of its Canadian employees based on length of service and rate of pay. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in pooled fund units established by Bell Canada Enterprises for the collective investment of registered pension plan assets.

       The net periodic benefit cost under these plans for the three months ended March 31, 2005 and 2004, was as follows:

                                   THREE MONTHS ENDED     THREE MONTHS ENDED
                                     MARCH 31, 2005         MARCH 31, 2004
                                   -------------------   -------------------
                                    PENSION     OTHER    PENSION     OTHER
                                   BENEFITS   BENEFITS   BENEFITS   BENEFITS
                                   --------   --------   --------   --------
Service costs                       $ 548       $ 66      $ 478       $ 87
Interest on benefit obligations       836        120        624         90
Expected return on plan assets       (683)         -       (533)         -
                                    -----       ----      -----       ----
                                    $ 701       $186      $ 569       $177
                                    =====       ====      =====       ====

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

   The net periodic benefit cost under these plans for the six months ended March 31, 2005 and 2004, was as follows:

                                    SIX MONTHS ENDED      SIX MONTHS ENDED
                                     MARCH 31, 2005        MARCH 31, 2004
                                   -------------------   -------------------
                                   PENSION     OTHER     PENSION     OTHER
                                   BENEFITS   BENEFITS   BENEFITS   BENEFITS
                                   --------   --------   --------   --------
Service costs                      $ 1,095      $132     $   973      $177
Interest on benefit obligations      1,673       241       1,271       183
Expected return on plan assets      (1,369)        -      (1,086)        -
                                   -------      ----     -------      ----
                                   $ 1,399      $373     $ 1,158      $360
                                   =======      ====     =======      ====

   In the six months ended March 31, 2005, the Company made contributions of $1,825 to the pension plan and $79 for other benefits. The Company expects that contributions for the fiscal year ending September 30, 2005 will approximate $3,285 to the pension plan and $89 for other benefits.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

12. CONTINGENCIES

       Legal Proceedings

       The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

       Securities and Exchange Commission Investigation

       In August 2003, the Company was informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to the Company's announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. Although the Company believes that it will be able to satisfy any concerns the SEC staff may have in this regard, the Company is unable to predict the duration, scope, or outcome of the investigation. The Company is cooperating fully with the SEC staff.

       Guarantor's Accounting and Disclosure Requirements for Guarantees

       The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of March 31, 2005 and September 30, 2004, the maximum potential amount of the Company's future exposure under this guarantee as determined in accordance with Financial Accounting Standards Board Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was $4,717.

       The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the six months ended March 31, 2005 and 2004.

       The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

   This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

   Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth under the caption "Risk Factors" in our Annual Report on Form 20-F for fiscal 2004 that we have filed with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

   In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

   -     the factors that affect our business,

   - our revenue and costs for the three and six months ended March 31, 2005 and 2004,

   - the reasons why such revenue and costs were different from period to period,

   -     the sources of our revenue,

   -     how all of this affects our overall financial condition,

   - our capital expenditures for the three and six months ended March 31, 2005 and 2004, and

   - the sources of our cash to pay for future capital expenditures and possible acquisitions.

   In this section, we also analyze and explain the changes in the specific line items in our consolidated statements of income between the three and six month periods ended March 31, 2005 and 2004. You should read this section in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

   Our market focus is primarily the communications industry, and we are a leading provider of software products and services to that industry. Our products and services help our customers move toward an integrated approach to customer management, which we refer to as "Integrated Customer Management", or "ICM". Our portfolio of product offerings include billing, customer relationship management ("CRM"), order management, self service, service fulfillment, mediation, and content revenue management products, which we refer to, collectively, as "Integrated Customer Management Enabling Systems", or "ICM Enabling Systems" (previously known as CC&B Systems).

   Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

   Our ICM Enabling Systems are designed to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. We support a wide range of communications services, including wireline, wireless, cable, voice, video, data, broadband, content, electronic and mobile commerce and Internet Protocol ("IP") based services. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent service packages.

   Due to the complexity of our customers' projects and the expertise required for system support, we also provide information technology, or "IT", services, including extensive IT consulting, strategy, system implementation, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include services such as system modernization and consolidation, the operation of data centers, ongoing support, maintenance services, system modification, the provision of billing services and communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

   Our business is conducted on a global basis. We maintain six development facilities located in Canada, Cyprus, India, Ireland, Israel and the United States. We expect our new development center in India to grow and support the overall activity of our business worldwide at comparatively lower operating costs.

   As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

   We derive our revenue principally from:

   - the initial sales of licenses to use our products and related services, including modification, implementation and integration services,

   - providing Managed Services and other related services for our solutions, and

   - recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

   Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

   Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communications industry during fiscal years 2003 and 2002, the market value, financial results and prospects, and capital spending levels of communications companies declined or degraded. During fiscal 2004, several communications service providers demonstrated a greater readiness to commit to new projects, and in the first half of fiscal 2005, we observed continued demand for our offerings. The telecommunications industry is being transformed by the trend of continued consolidation which we believe accelerates the needs for a carrier to operate its system while simultaneously reducing the total cost of ownership. We believe we are well positioned to take advantage of this trend. As a result, and despite the uncertainties that still exist in the market, including those associated with consolidation, we expect continued growth in the coming quarters.

   We believe that we are a leading global provider of ICM Enabling Systems. We provide a broad set of products, with proven functionality and scalability, accompanied by a comprehensive range of business consulting, system implementation and integration services.

   We believe that demand for our ICM Enabling Systems is driven by, among other key factors:

   -     the global use of communications services,

   - the emergence of new communications products and services, especially IP, video, broadband, data and content services and IPTV (Internet Protocol Television),

   - technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

   -     the ongoing consolidation within the communications industry,

   - the business needs of communications service providers to reduce costs and retain high value customers in a highly competitive environment, and

   -     a shift from in-house management to vendor solutions.

   We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their subscribers multiple service packages, commonly referred to as bundled or convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our ICM Enabling Systems to improve productivity.

   Revenue from Managed Services arrangements is included in both license and service revenue from the sale of ICM Enabling Systems and Directory Systems. Managed Services projects are a significant part of our business, and generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation. We expect that our Managed Services relationships will generate margins comparable to sales of our other products and related license and services over the entire relationships. Revenue related to Managed Services agreements in each of the six-month periods ended March 31, 2005 and 2004 was approximately 40% of total revenue.

RESULTS OF OPERATIONS

   The following table sets forth for the three and six months ended March 31, 2005 and 2004 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                                       THREE MONTHS ENDED    SIX MONTHS ENDED
                                                           MARCH 31,             MARCH 31,
                                                       ------------------    ----------------
                                                        2005        2004      2005      2004
                                                       ------      ------    ------    ------
Revenue:
  License ........................................       5.6%        4.1%      5.0%      4.0%
  Service ........................................      94.4        95.9      95.0      96.0
                                                       -----       -----     -----     -----
                                                       100.0       100.0     100.0     100.0
                                                       -----       -----     -----     -----
Operating expenses:
  Cost of license ................................       0.2         0.3       0.2       0.3
  Cost of service ................................      63.5        62.8      63.2      63.1
  Research and development .......................       6.8         6.8       6.9       7.0
  Selling, general and administrative ............      11.2        12.2      11.4      12.2
  Amortization of purchased intangible assets ....       0.4         0.9       0.6       1.0
                                                       -----       -----     -----     -----
                                                        82.1        83.0      82.3      83.6
                                                       -----       -----     -----     -----
Operating income .................................      17.9        17.0      17.7      16.4
Interest income and other, net ...................       1.1         0.4       1.1       0.3
                                                       -----       -----     -----     -----
Income before income taxes .......................      19.0        17.4      18.8      16.7
Income taxes .....................................       3.8         3.8       3.8       3.7
                                                       -----       -----     -----     -----
Net income .......................................      15.2%       13.6%     15.0%     13.0%
                                                       =====       =====     =====     =====

   SIX MONTHS ENDED MARCH 31, 2005 AND 2004

   The following is a tabular presentation of our results of operations for the six months ended March 31, 2005 compared to the six months ended March 31, 2004. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                            SIX MONTHS ENDED
                                                MARCH 31,               INCREASE (DECREASE)
                                      ----------------------------     ----------------------
                                         2005             2004          AMOUNT            %
                                      -----------      -----------     ---------        -----
                                                    (in thousands)
                                      ------------------------------------------
Revenue:
   License........................    $    47,710      $    34,728     $  12,982         37.4%
   Service........................        910,238          836,325        73,913          8.8
                                      -----------      -----------     ---------
                                          957,948          871,053        86,895         10.0
                                      -----------      -----------     ---------
Operating expenses:
   Cost of license................          2,153            2,359          (206)        (8.7)
   Cost of service................        605,238          550,361        54,877         10.0
   Research and development.......         66,174           60,582         5,592          9.2
   Selling, general and
     administrative...............        109,552          106,333         3,219          3.0
   Amortization of purchased
     intangible assets............          5,797            8,865        (3,068)       (34.6)
                                      -----------      -----------     ---------
                                          788,914          728,500        60,414          8.3
                                      -----------      -----------     ---------

Operating income..................        169,034          142,553        26,481         18.6
Interest income and other, net....         10,639            2,778         7,861        283.0
                                      -----------      -----------     ---------
Income before income taxes........        179,673          145,331        34,342         23.6
Income taxes......................         35,933           31,973         3,960         12.4
                                      -----------      -----------     ---------
Net income........................    $   143,740      $   113,358     $  30,382         26.8
                                      ===========      ===========     =========

   REVENUE. Total revenue increased by $86.9 million, or 10.0%, in the six months ended March 31, 2005 to $957.9 million from $871.1 million in the six months ended March 31, 2004. Approximately 60% of the increase in total revenue was due to an increase in business related to Managed Services customers, and the remainder was attributable to revenue from existing and new customers. Revenue related to Managed Services customers in the six months ended March 31, 2005 and 2004 was approximately 40% of total revenue. In the six months ended March 31, 2005, approximately $7.0 million of the increase in total revenue was a result of the significant weakening of the U.S. dollar, (primarily during the first quarter of fiscal 2005).

   License and service revenue from the sale of ICM Enabling Systems was $832.3 million for the six months ended March 31, 2005, an increase of $75.6 million, or 10.0%, over the six months ended March 31, 2004. Approximately 60% of the increase is attributable to an increase in business related to Managed Services customers, and the remainder was attributable to revenue from existing and new customers. License and service revenue from the sale of ICM Enabling Systems represented 86.9% of our total revenue in the six months ended March 31, 2005 and 2004. The demand for our ICM Enabling Systems is primarily driven by the need for communications companies to continue to integrate their billing, CRM and order management systems into an Integrated Customer Management approach. During fiscal 2004, several communications service providers demonstrated a greater readiness to commit to new projects, and in the first half of fiscal 2005, we observed continued demand for our offerings.

   License and service revenue from the sale of Directory Systems was $125.7 million for the six months ended March 31, 2005, an increase of $11.3 million, or 9.9%, over the six months ended March 31, 2004. Approximately 90% of the increase in Directory Systems revenue in the six months ended March 31, 2005 was attributable to an increase in business related to Managed Services customers, and the remainder was attributable to additional revenue from existing and new customers. License and service revenue from the sale of Directory Systems represented 13.1% of our total revenue in the six months ended March 31, 2005 and

2004. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems will slightly increase in fiscal 2005.

   In the six months ended March 31, 2005, revenue from customers in North America, Europe and the rest of the world accounted for 66.4%, 24.9% and 8.7%, respectively, of total revenue compared to 67.2%, 26.6% and 6.2%, respectively, for the six months ended March 31, 2004. The increase in revenue from customers in North America in the six months ended March 31, 2005 was less than the 10.0% increase in our total revenue, which resulted in a decrease in its percentage of total revenue. The increase in revenue from customers in North America in the six months ended March 31, 2005 is attributable to an increase in business related to Managed Services customers. The increase in revenue from customers in Europe in the six months ended March 31, 2005 was less than the 10.0% increase in our total revenue, which resulted in a decrease in its percentage of total revenue. The increase in revenue from customers in Europe in the six months ended March 31, 2005 was attributable to an increase in revenue from existing and new customers. The increase in revenue and the increase as a percentage of revenue from customers in the rest of the world in the six months ended March 31, 2005 was attributable to the expansion of relationships with existing and new customers in the rest of the world.

   COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the six months ended March 31, 2005, cost of license, as a percentage of license revenue, was 4.5%, compared to 6.8% in the six months ended March 31, 2004.

   COST OF SERVICE. The increase in cost of service in the six months ended March 31, 2005 was 10.0%, same as the increase in our total revenue in the six months ended March 31, 2005, which resulted in no change in our gross margin as a percentage of revenue. In the six months ended March 31, 2005, approximately $7.0 million of the increase in cost of service was a result of the significant weakening of the U.S. dollar, (primarily during the first quarter of fiscal
2005).

   RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. Research and development expense increased by $5.6 million, or 9.2%, in the six months ended March 31, 2005 to $66.2 million from $60.6 million in the six months ended March 31, 2004. Such increase in research and development expense was proportionally less than the increase in our total revenue, and research and development expense decreased, as a percentage of revenue, from 7.0% of revenue in the six months ended March 31, 2005 to 6.9% of revenue in the six months ended March 31, 2005. While we continue to upgrade our existing systems, in the first half of fiscal 2005, we focused significant research and development efforts on the integration between our products and a unified user interface in order to enable our customers to adopt an ICM approach. As part of these efforts we launched a comprehensive portfolio of products, which we refer to as Amdocs 6, in February 2005. Amdocs 6 is a pre-integrated portfolio of modular, billing, CRM, self-service, order management, mediation and content revenue management software products. The majority of our research and development expenditures are directed to our ICM Enabling Systems, and the remainder to directory solutions. Although we intend to continue to devote resources to research and development, our research and development spending, like all of our costs, is sensitive to our overall financial condition. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

   SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $3.2 million, or 3.0%, in the six months ended March 31, 2005 to $109.6 million, from $106.3 million in the six months ended March 31, 2004. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the first half of fiscal 2005 was attributable to an overall increase in our operations, as well as to the increase in our selling and marketing compensation, although the 3.0% increase was significantly less than the 10.0% increase in our total revenue.

   AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the six months ended March 31, 2005 was $5.8 million, compared to $8.9 million in the six months ended March 31, 2004. The decrease in amortization of purchased intangible assets was due to purchased intangible assets that were fully amortized in fiscal 2004.

   OPERATING INCOME. Operating income increased by $26.5 million, or 18.6%, in the six months ended March 31, 2005, to $169.0 million, or 17.7% of revenue, from $142.6 million, or 16.4% of revenue, in the six months ended March 31, 2004. The increase in operating income in the first half of fiscal 2005 resulted from the 10.0% increase in our total revenue, offset by the 8.3% increase in operating expense.

   INTEREST INCOME AND OTHER, NET. Interest income and other, net increased by $7.8 million in the six months ended March 31, 2005 to $10.6 million from $2.8 million in the six months ended March 31, 2004. The increase in interest income and other, net, in the first half of fiscal 2005 is primarily attributable to the increase in market interest rates on our short-term interest-bearing investments, and to the decrease in our interest expense due to the redemption of our 2% Notes in June 2004, which was partially offset by interest expense on our 0.50% Notes issued in March 2004.

   INCOME TAXES. Income taxes for the half of fiscal 2005 were $35.9 million on pretax income of $179.7 million, an effective tax rate of 20% compared to 22% in the six months ended March 31, 2004. Our effective tax rate for fiscal year 2005 is expected to be approximately 20% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate is due to our continued expansion into countries with lower effective tax rates.

   NET INCOME. Net income was $143.7 million in the first half of fiscal 2005, compared to a net income of $113.4 million in the six months ended March 31, 2004. The increase in net income is primarily attributable to the 10.0% increase in our total revenue offset by the increase in operating expenses and income taxes.

   DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.67 for the six months ended March 31, 2005, compared to $0.52 in the six months ended March 31, 2004.

   The shares issuable upon conversion of the 0.50% Notes were included in the diluted earnings per share calculation for the six months ended March 31, 2005 following the adoption of Issue 04-8, which required the addition of 10.4 million ordinary shares issuable upon conversion of our 0.50% Notes, to the diluted earnings per share calculation. The adoption of Issue 04-8 did not materially affect our previously reported quarterly diluted earnings per share for the six months ended March 31, 2004, as the effect of the then outstanding 0.50% Notes was immaterial during that period.

   THREE MONTHS ENDED MARCH 31, 2005 AND 2004

   The following is a tabular presentation of our results of operations for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                           THREE MONTHS ENDED
                                               MARCH 31,                INCREASE (DECREASE)
                                      ----------------------------     ----------------------
                                         2005             2004          AMOUNT            %
                                      -----------      -----------     ---------        -----
                                                    (in thousands)
                                      ------------------------------------------
Revenue:
   License........................    $    27,344      $    18,107     $   9,237         51.0%
   Service........................        461,072          424,651        36,421          8.6
                                      -----------      -----------     ---------
                                          488,416          442,758        45,658         10.3
                                      -----------      -----------     ---------
Operating expenses:
   Cost of license................            998            1,227          (229)       (18.7)
   Cost of service................        310,291          278,258        32,033         11.5
   Research and development.......         33,263           30,084         3,179         10.6
   Selling, general and
     administrative...............         54,592           53,836           756          1.4
   Amortization of purchased
     intangible assets............          2,079            3,769        (1,690)       (44.8)
                                      -----------      -----------     ---------
                                          401,223          367,174        34,049          9.3
                                      -----------      -----------     ---------

Operating income..................         87,193           75,584        11,609         15.4
Interest income and other, net....          5,680            1,711         3,969        232.0
                                      -----------      -----------     ---------
Income before income taxes........         92,873           77,295        15,578         20.0
Income taxes......................         18,576           17,005         1,571          9.2
                                      -----------      -----------     ---------
Net income........................    $    74,297      $    60,290     $  14,007         23.2
                                      ===========      ===========     =========

   REVENUE. Total revenue increased by $45.7 million, or 10.3%, in the three months ended March 31, 2005 to $488.4 million from $442.8 million in the three months ended March 31, 2004. Approximately 60% of the increase in total revenue was due to an increase in business related to Managed Services customers, and the remainder was attributable to revenue from existing and new customers. Revenue related to Managed Services customers in the three months ended March 31, 2005 and 2004 was approximately 40% of total revenue.

   License and service revenue from the sale of ICM Enabling Systems was $424.8 million for the three months ended March 31, 2005, an increase of $43.5 million, or 11.4%, over the three months ended March 31, 2004. Approximately 50% of the increase is attributable to an increase in business related to Managed Services customers, and the remainder was attributable to revenue from existing and new customers. License and service revenue from the sale of ICM Enabling Systems represented 87.0% and 86.1% of our total revenue in the three months ended March 31, 2005 and 2004, respectively. The demand for our ICM Enabling Systems is primarily driven by the need for communications companies to continue to integrate their billing, CRM and order management systems into an Integrated Customer Management approach. During fiscal 2004, several communications service providers demonstrated a greater readiness to commit to new projects, and in the second quarter of fiscal 2005, we observed continued demand for our offerings.

   License and service revenue from the sale of Directory Systems was $63.6 million for the three months ended March 31, 2005, an increase of $2.2 million, or 3.6%, over the three months ended March 31, 2004. The increase in Directory Systems revenue in the three months ended March 31, 2005 was attributable to an increase in business related to Managed Services customers. License and service revenue from the sale of Directory Systems represented 13.0% and 13.9% of our total revenue in the three months ended March 31, 2005 and 2004 respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems will slightly increase in fiscal 2005.

   In the three months ended March 31, 2005, revenue from customers in North America, Europe and the rest of the world accounted for 64.9%, 26.3% and 8.8%, respectively, of total revenue compared to 68.0%, 26.4% and 5.6%, respectively, for the three months ended March 31, 2004. The increase in revenue from customers in North America in the three months ended March 31, 2005 was less than the 10.3% increase in our total revenue. The increase in revenue from customers in North America in the three months ended March 31, 2005 is attributable to an increase in business related to Managed Services customers ..The increase in revenue from customers in Europe in the three months ended March 31, 2005 was attributable to an increase in revenue from existing and new customers. The increase in revenue and the increase as a percentage of revenue from customers in the rest of the world in the three months ended March 31, 2005 was attributable to the expansion of relationships with existing and new customers in the rest of the world.

   COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the three months ended March 31, 2005, cost of license, as a percentage of license revenue, was 3.6%, compared to 6.8% in the three months ended March 31, 2004.

   COST OF SERVICE. The increase in cost of service in the three months ended March 31, 2005 was 11.5%, which is greater than the increase in our total revenue in the three months ended March 31, 2005, and resulted in 0.6% decrease in our gross margin, as a percentage of revenue.

   RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. Research and development expense increased by $3.2 million, or 10.6%, in the three months ended March 31, 2005 to $33.3 million from $30.1 million in the three months ended March 31, 2004. Such increase in research and development expense was proportionally the same as the increase in our total revenue, which resulted in no change in the percentage of development expense of revenue in the three months ended March 31, 2005 and March 31, 2004. While we continue to upgrade our existing systems, in the first half of fiscal 2005, we focused significant research and development efforts on the integration between our products and a unified user interface in order to enable our customers to adopt an ICM approach. As part of these efforts we launched Amdocs 6 in February 2005. The majority of our research and development expenditures are directed to our ICM Enabling Systems, and the remainder to directory solutions. Although we intend to continue to devote resources to research and development, our research and development spending, like all of our costs, is sensitive to our overall financial condition. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

   SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $0.8 million, or 1.4%, in the three months ended March 31, 2005 to $54.6 million, from $53.8 million in the three months ended March 31, 2004. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the second quarter of fiscal 2005 was attributable to an overall increase in our operations, as well as to the increase in our selling and marketing compensation, although the 1.4% increase was significantly less than the 10.3% increase in our total revenue.

   AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the three months ended March 31, 2005 was $2.1 million, compared to $3.8 million in the three months ended March 31, 2004. The decrease in amortization of purchased intangible assets was due to purchased intangible assets that were fully amortized in fiscal 2004.

   OPERATING INCOME. Operating income increased by $11.6 million, or 15.4%, in the three months ended March 31, 2005, to $87.2 million, or 17.9% of revenue, from $75.6 million, or 17.0% of revenue, in the three months ended March 31, 2004. The increase in operating income in the second quarter of fiscal 2005 resulted from the 10.3% increase in our total revenue, offset by the 9.3% increase in operating expense.

   INTEREST INCOME AND OTHER, NET. Interest income and other, net increased by $4.0 million in the three months ended March 31, 2005 to $5.7 million from $1.7 million in the three months ended March 31, 2004. The increase in interest income and other, net, in the osecond quarter of fiscal 2005 is primarily attributable to the increase in market interest rates on our short-term interest-bearing investments, and to the decrease in our interest expense due to the redemption of our 2% Notes in June 2004, which was partially offset by interest expense on our 0.50% Notes issued in March 2004.

   INCOME TAXES. Income taxes for the second quarter of fiscal 2005 were $18.6 million on pretax income of $92.9 million, an effective tax rate of 20% compared to 22% in the three months ended March 31, 2004. Our effective tax rate for fiscal year 2005 is expected to be approximately 20% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate is due to our continued expansion into countries with lower effective tax rates.

   NET INCOME. Net income was $74.3 million in the second quarter of fiscal 2005, compared to a net income of $60.3 million in the three months ended March 31, 2004. The increase in net income is primarily attributable to the 10.3% increase in our total revenue, offset by increases in operating expenses and income taxes.

   DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.34 for the three months ended March 31, 2005, compared to $0.28 in the three months ended March 31, 2004.

   The shares issuable upon conversion of the 0.50% Notes were included in the diluted earnings per share calculation for the three months ended March 31, 2005 following the adoption of Issue 04-8, which required the addition of 10.4 million ordinary shares issuable upon conversion of our 0.50% Notes, to the diluted earnings per share calculation. The adoption of Issue 04-8 did not materially affect our previously reported quarterly diluted earnings per share for the three months ended March 31, 2004 as the effect of the then outstanding 0.50% Notes was immaterial during that period.

LIQUIDITY AND CAPITAL RESOURCES

   Cash, cash equivalents and short-term interest-bearing investments totaled $1,332.3 million as of March 31, 2005, compared to $1,190.7 million as of September 30, 2004. The increase is attributable to positive cash flows from operations. Net cash provided by operating activities amounted to $176.5 million and $181.9 million for the six months ended March 31, 2005 and 2004, respectively. We currently intend to retain our future operating cash flows to support the further expansion of our business, including investments related to Managed Services projects and acquisitions. We may also use a portion of our cash balances for future repurchases of our outstanding shares, as described below.

   Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

   As of March 31, 2005, $0.3 million and $450.0 million aggregate principal amount of our 2% Notes and 0.50% Notes were outstanding, respectively.

   On December 20, 2004, we announced that our Board of Directors had extended our share repurchase program for the additional repurchase of up to $100 million of our ordinary shares in the open market or privately negotiated transactions and at times and prices we deem appropriate. In accordance with this extension, as of May 13, 2005, the Company had repurchased approximately 3.5 million ordinary shares, at an average price of 28.33 per share.

   As of March 31, 2005, we had available short-term general revolving lines of credit totaling $31.0 million, pursuant to which $1.0 million of loans were outstanding. In addition, as of March 31, 2005 we had outstanding letters of credit and bank guarantees from various banks totaling $13.5 million.

   As of March 31, 2005, we had outstanding long-term obligations of $14.4 million in connection with leasing arrangements.

   We have contractual obligations for our convertible notes, financing arrangements, capital leases and non-cancelable operating leases that were summarized in a table of contractual obligations in our Annual Report on Form 20-F for the year ended September 30, 2004. Since September 30, 2004, there have been no material changes in contractual obligations outside the ordinary course of our business.

   Our capital expenditures were approximately $36.1 million in the six months ended March 31, 2005. Approximately 75% of these expenditures consisted of purchases of computer equipment and, the remainder, leasehold improvements. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

CURRENCY FLUCTUATIONS

   We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No.52, "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group.

   During the six months ended March 31, 2005, approximately 70% of our revenue and approximately 50% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION

ITEM 1. CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(b)   Issuer Purchases of Equity Securities

   The following table provides information about purchases by the Company and its affiliated purchasers during the quarter ended March 31, 2005 of equity securities that are registered by the Company pursuant to Section 12 of the Securities Exchange Act of 1934:

                      ISSUER PURCHASES OF EQUITY SECURITIES

Ordinary Shares

                                                                   (c)
                                                             TOTAL NUMBER OF                 (d)
                                                            SHARES (OR UNITS)         MAXIMUM NUMBER (OR
                             (a)                (b)         PURCHASED AS PART       APPROXIMATE DOLLAR VALUE)
                      TOTAL NUMBER OF     AVERAGE PRICE        OF PUBLICLY       OF SHARES (OR UNITS) THAT MAY
                     SHARES (OR UNITS)    PAID PER SHARE     ANNOUNCED PLANS      YET BE PURCHASED UNDER THE
     PERIOD              PURCHASED          (OR UNIT)          OR PROGRAMS           PLANS OR PROGRAMS (1)
-----------------    -----------------    --------------    -----------------    -----------------------------
01/01/05-01/31/05             -                $  -                  -                    $100 million

02/01/05-02/28/05             -                   -                  -                    $100 million

03/01/05-03/31/05             -                   -                  -                    $100 million
                           ----                                  -----
Total                         -                                      -                    $100 million
                           ====                                  =====

(1) On December 20, 2004, the Company announced that its Board of Directors had extended the Company's share repurchase program for the additional repurchase of up to $100 million of our ordinary shares in the open market or privately negotiated transactions and at times and prices we deem appropriate. See note 8.

Convertible Notes

                                                                                                      (d)
                                                                           (c)                 MAXIMUM NUMBER (OR
                                                     (b)             TOTAL NUMBER OF           APPROXIMATE DOLLAR
                                                AVERAGE PRICE      PRINCIPAL AMOUNT OF        VALUE) OF PRINCIPAL
                              (a)              PAID PER $1,000      CONVERTIBLE NOTES        AMOUNT OF CONVERTIBLE
                     TOTAL PRINCIPAL AMOUNT    PRINCIPAL AMOUNT    PURCHASED AS PART OF      NOTES THAT MAY YET BE
                     OF CONVERTIBLE NOTES       OF CONVERTIBLE      PUBLICLY ANNOUNCED     PURCHASED UNDER THE PLANS
     PERIOD                PURCHASED                 NOTES           PLANS OR PROGRAMS           OR PROGRAMS (1)
-----------------    ----------------------    ----------------    --------------------    -------------------------
01/01/05-01/31/05          $   -                      $  -               $      -                 $   272,000

02/01/05-02/28/05              -                         -                      -                     272,000

03/01/05-03/31/05              -                         -                      -                     272,000
                           -----                                         --------
Total                      $   -                         -               $      -                     272,000
                           =====                                         ========

(1) In April 2004, the Company's board of directors authorized the Company to repurchase the outstanding amount of the 2% Notes.

ITEM 2. REPORTS ON FORM 6-K

(a)   Reports on Form 6-K

      The Company furnished or filed the following reports on Form 6-K during the three months ended March 31, 2005:

      (1)   Form 6-K dated January 20, 2005.

      (2)   Form 6-K dated February 14, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMDOCS LIMITED

                                                /s/ Thomas G. O'Brien
                                                ________________________________
                                                Thomas G. O'Brien
                                                Treasurer and Secretary
                                                Authorized U.S. Representative

Date: May 16, 2005